COMMENTS RECEIVED ON APRIL 5, 2005
FROM CHRISTIAN SANDOE
FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)
Spartan California Municipal Income Fund
POST-EFFECTIVE AMENDMENT NO. 46
FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)
Fidelity California Municipal Money Market Fund and Spartan California Municipal Money Market Fund
POST-EFFECTIVE AMENDMENT NO. 26
FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)
Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund,
Fidelity U.S. Bond Index Fund, and Spartan U.S. Equity Index Fund
POST-EFFECTIVE AMENDMENT NO. 42
FIDELITY OXFORD STREET TRUST (File Nos. 002-77909 and 811-03480)
Fidelity Four-in-One Index Fund
POST-EFFECTIVE AMENDMENT NO. 56
FIDELITY SELECT TRUST (File Nos. 002-69972 and 811-03114)
Fidelity Select Air Transportation Portfolio, Fidelity Select Automotive Portfolio, Fidelity Select Banking
Portfolio, Fidelity Select Biotechnology Portfolio, Fidelity Select Brokerage and Investment Management
Portfolio, Fidelity Select Business Services and Outsourcing Portfolio, Fidelity Select Chemicals Portfolio,
Fidelity Select Computers Portfolio, Fidelity Select Construction and Housing Portfolio, Fidelity Select
Consumer Industries Portfolio, Fidelity Select Cyclical Industries Portfolio, Fidelity Select Defense and
Aerospace Portfolio, Fidelity Select Developing Communications Portfolio, Fidelity Select Electronics
Portfolio, Fidelity Select Energy Portfolio, Fidelity Select Energy Service Portfolio, Fidelity Select Envi-
ronmental portfolio, Fidelity Select Financial Services Portfolio, Fidelity Select Food and Agriculture Portfolio, Fidelity Select Gold Portfolio, Fidelity Select Health Care Portfolio, Fidelity Select Home Finance
Portfolio, Fidelity Select Industrial Equipment Portfolio, Fidelity Select Industrial Materials Portfolio, Fidelity Select Insurance Portfolio, Fidelity Select Leisure Portfolio, Fidelity Select Medical Delivery Portfolio, Fidelity Select Medical Equipment and Systems Portfolio, Fidelity Select Multimedia Portfolio, Fidelity
Select Natural Gas Portfolio, Fidelity Select Natural Resources Portfolio, Fidelity Select Networking and
Infrastructure Portfolio, Fidelity Select Paper and Forest Products Portfolio, Fidelity Select Pharmaceuticals
Portfolio, Retailing Portfolio, Fidelity Select Software and Computer Services Portfolio, Fidelity Select
Technology Portfolio, Fidelity Select Telecommunications Portfolio, Fidelity Select Transportation Portfolio, Fidelity Select Utilities Growth Portfolio, Fidelity Select Wireless Portfolio, Fidelity Select Money
Market Portfolio
POST-EFFECTIVE AMENDMENT NO. 80

1. Spartan Total Market Index Fund, Spartan Extended Market Index Fund, and Spartan International Index
    Fund

    "Fund Management" (prospectus)

    "Prior to joining Geode, Mr. Adams was employed by State Street Global Advisors <u>in 1989</u> and served as a
    Portfolio Manager for over seven years. . . .

    Prior to joining Geode, Mr. Waddell was employed by Fidelity <u>in 1997</u> and served as a Senior Portfolio
    Assistant from 2002 to 2004."

    C: The Staff questioned whether "in" should be replaced with "since."

R: We will revise the language as follows (<u>underlined</u> added):

"Prior to joining Geode, Mr. Adams was employed by State Street Global Advisors <u>beginning</u> in 1989 and served as a Portfolio Manager for over seven years. . .

Prior to joining Geode, Mr. Waddell was employed by Fidelity <u>beginning</u> in 1997 and served as a Senior Portfolio Assistant from 2002 to 2004."

2. All Funds (except Fidelity California Municipal Money Market Fund, Spartan California Municipal Money Market Fund, and Fidelity Select Money Market Portfolio)

"Management Contracts" (SAIs)

(All Funds (except Fidelity Select Stock Portfolios, Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"[The/A] portfolio manager's <u>base salary</u> is determined annually by level of responsibility and tenure at FMR or its affiliates."

(Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund, and Spartan U.S. Equity Index Fund)

"Each portfolio manager's <u>base salary</u> is determined annually by level of responsibility and tenure at Geode."

(Fidelity Select Stock Portfolios)

"Each sector fund manager's <u>base salary</u> is determined primarily by level of responsibility and performance as a research analyst and sector fund manager at FMR or its affiliates."

C: Is each manager's salary a fixed based salary as opposed to a performance related salary or otherwise?

R: Each manager's base salary is determined for each year.

3. Fidelity Four-in-One Index Fund and Fidelity Select Stock Portfolios

"Management Contracts" (SAIs)

(Fidelity Four-in-One Index Fund)

"The primary components of a portfolio manager's bonus are based on (i) the pre-tax investment performance of a portfolio manager's fund(s) and accounts relative to a defined peer group and relative to a <u>benchmark index</u> assigned to each fund or account, and (ii) the investment performance of a broad range of other FMR equity funds and accounts."

(Fidelity Select Stock Portfolios)

"Additional components of each sector fund manager's bonus are based on (i) the pre-tax investment performance of the Select fund relative to the S&P 500 Index, a Goldman Sachs sector index (identified below for each Select fund above) and <u>additional industry benchmark indices</u> developed by FMR, if applicable, and (ii) the investment performance of a broad range of FMR equity funds and accounts."

      C: Item 15(b) of Form N-1A requires that any benchmark used to measure performance be identified. The underlined text does not provide enough information.

      R: For the Select Stock Portfolios, the following footnote explaining the customized benchmarks will be added in the funds' next filing:

"These funds are also compared to a customized industry benchmark index developed by FMR. Each customized industry benchmark generally is a market-capitalization weighted index of securities that meet a fund's 80% name test policy. FMR rebalances these customized industry benchmark indexes monthly to add new securities issued (e.g., IPO's) and to exclude securities that fall below a certain market capitalization in the weighted index. The customized industry benchmarks generally exclude securities of foreign companies, with the exception of Select Automotive and Select Pharmaceuticals."

The portfolio manager for Four-in-One-Index is not compensated for managing that fund and therefore there is no benchmark for compensation purposes. General information is provided as to how the portfolio manager's bonus is determined, which is based on the performance of other funds. Additional information on the portfolio manager's compensation is provided in the SAI(s) for other funds managed by the portfolio manager.

4.   Fidelity U.S. Bond Index, Fidelity Four-in-One Index Fund, Fidelity Select Stock Portfolios, and Spartan California Municipal Income Fund

"Management Contracts" (SAIs)

(Fidelity U.S. Bond Index, Fidelity Four-in-One Index Fund, and Spartan California Municipal Income Fund)

"[The/A] portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by [the/a] fund."

(Fidelity Select Stock Portfolios)

"A sector fund manager may execute transactions for another fund or account that may adversely impact the value of securities held by the Select fund."

      C: Discuss conflicts as they relate to allocation.

      R: We will add the following disclosure to address conflicts arising from the allocation policy in the funds' next filing:

"In addition, the fund's trade allocation policies and procedures may give rise to conflicts of interest if the fund's orders do not get fully executed due to being aggregated with those of other accounts managed by FMR."